Exhibit 99.1

Glass House Brands Forms Genetics and Nursery Partnership with Seed Junky

California’s top producer of premium sungrown cannabis teams up with genetics pioneer to breed and cultivate exclusive strains

LONG BEACH, Calif., and TORONTO – August 23, 2022 – Glass House Brands, Inc. (NEO: GLAS.A.U and GLAS.WT.U) (OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis companies in the U.S., today announced its partnership with Seed Junky Genetics.

Seed Junky is one of the premier breeders both in California and globally, has created many of the most well-known strains in cannabis and powers a select few of the top premium brands in California. Under the terms of the partnership, Seed Junky will partner with Glass House to breed and select strains that will be exclusively made available in Glass House brands including Glass House Farms, Forbidden Flowers, Field extracts and others.

In addition, starting this fall, California growers will for the first time be able to purchase Seed Junky clones directly from Glass House, allowing them access to unique genetics that may otherwise be difficult to acquire particularly at scale. Glass House Farms is already known as an award-winning cultivator, and this partnership adds world class genetics to its cultivation and brand arsenal. Glass House will be growing and selling in-demand and highly sought-after strains at scale from the state-of-the-art nursery at its 5.5 million square-foot SoCal farm, while offering the best quality genetics, clones and cannabis innovation both to California growers and through its portfolio of in-house brands.

Seed Junky Genetics is behind some of the bestselling and most widely known strains in the cannabis industry, and now Glass House Brands will be offering new, exclusive genetics in several of its most popular product lines starting early next year. Like all of Glass House Brands’ products, the price points of these new strains will provide an excellent value proposition.

"We’re excited to be able to formalize and expand our relationship with Seed Junky,” said Kyle Kazan, Chairman and Chief Executive Officer of Glass House Brands. “We have great respect for the outstanding quality and strain library which JBeezy and Wes Vazquez have built, and the synergies between our two companies are extremely complementary, which we think will become increasingly strategic, particularly in this highly competitive market.” Kazan added, “We look forward to offering their genetics to California cultivators, including farmers small and large. We also look forward to carrying these brands on our store shelves, where we’ve dedicated space for small craft growers, and offering our customers exclusive and even more premium strains.”

“I am really excited to be working with JB and Wes, as I have long looked up to Seed Junky and the work that they have done to create some of the most exciting strains out there. To be able to put the hard work of our team together with their genetics is an amazing combo,” said Graham Farrar, President of Glass House Brands. “To use an analogy, it’s like a chart-topping collaboration between a record label and the most talented beat maker in the recording industry – so much of the premium weed on the market right now is coming from Seed Junky Genetics, and we’re thrilled to be working with them on creative new strains that we’ll be unveiling shortly. Additionally, we look forward to providing clones for strains grown through environmentally conscious means for those growing outdoor and in greenhouses.”

“We are excited to work with Glass House Brands, one of the largest cultivators in the industry, to propel Seed Junky to new heights, providing outdoor and greenhouse cultivators in California with high quality, affordable genetics and clones,” said JBeezy, founder of Seed Junky Genetics. “Expanding the reach of our genetics on such a large scale will take a great deal of skill, talent and proven ability; and working with Glass House Brands will allow us to assist many more cultivators, spreading our genetics throughout the entirety of California. We see this collaboration as a means to allow anyone who loves the plant the way we do to access our world class genetics.”

These exclusive strains will be available in Glass House products through licensed dispensaries across California starting early next year. Clones will be available even sooner starting this fall. For more information and to find a local retailer or get updated clone availability visit www.glasshousebrands.com.

About Glass House Brands

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

About Seed Junky™ Genetics

Seed Junky™ Genetics is a seasoned California-based pioneer in the Cannabis industry, with 15 years of breeding experience. Seed Junky™ prides itself on identifying flavors and selections that connoisseurs of cannabis around the world love. From tent growers to commercial operators, we are committed to providing quality genetics you can rely on. For more information, visit www.seedjunky.com.

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